Listing and Engagement Agreement

Between Akemona, Inc., a Funding Portal Under SEC Regulation CF, and Wolfer Finance, Inc.

1. **THIS LICENSING AND ENGAGEMENT AGREEMENT** is entered into as of April 3, 2024 (the "Effective Date") by and among Wolfer Finance, LLC, having its address at 1207 Delaware Ave, Suite 1536, Wilmington, DE, 19806, USA, (the "Company") and Akemona, Inc., having its address at 2207 Ardemore Drive, CA 92833, ("Akemona", and together with the Company, the "Parties") regarding the Company's offering of securities on the terms and subject to the conditions contained herein (the "Agreement").

2. Definitions

   a. **"Akemona Platform"** comprises the Akemona website at www.akemona.com, its sub-domains, software, mobile app, content and services.

   b. **"Cryptographic Digital Token(s)"** are cryptographic tokens on the Ethereum blockchain using ERC-20 and related standards which represent Securities of the Company.

   c. **"Maximum Offering Amount"** is $2,500,000.

   d. **"Offering Materials"** include all disclosures provided by the Company under SEC Regulation Crowdfunding.

   e. **"Offering Start Date"** is to be decided.

   f. **"Securities"** are securities issued as Cryptographic Digital Tokens in the offering by the Company under Section 4(a)(6) of the Securities Act and SEC Regulation Crowdfunding.

   g. **"Subscription Close Date"** is to be decided.

   h. **"Target Offering Amount"** is $15,000. If the Company does not raise this minimum offering amount, the offering is cancelled under the SEC rules and funds are returned to investors.

3. The Company hereby retains Akemona as its exclusive funding portal intermediary in connection with the Company's offering of the Securities under Section 4(a)(6) of the

Securities Act and SEC Regulation CrowdFunding ("CF") during the Term of this Agreement (the "Offering"). Akemona agrees to do its reasonable review on the Company and, subject to the Company meeting the requirements of SEC Regulation CF and Akemona's reasonable review to Akemona's satisfaction, agrees to list the Offering of the Company on its funding portal, i.e., the Akemona Platform. Akemona shall enable eligible prospective investors (the "Investors") to view and invest in the Offering on its funding portal and the Company shall make at least the Target Offering Amount of the Securities in the Offering available to Investors. The Company agrees to comply with the requirements of SEC Regulation CF and to follow the processes on the Akemona Platform for issuance of securities.

4. The Company understands that Akemona intends to allow the Company to use the Akemona Platform (to enable Investors to view and invest in the Offering) upon satisfactory completion of Akemona's reasonable review of the Company including the Company's ability to effect the Offering in compliance with SEC Regulation CF as determined in Akemona's sole discretion. The Company agrees to provide all documents required under SEC Regulation CF to Akemona for performing reasonable review on the Company.

5. The Company agrees to use the Akemona Platform for seeking investment commitments from investors. Investment commitments will be held in escrow until the close of the offering. On behalf of the Company, the Akemona platform will acknowledge each investment commitment by issuing Cryptographic Digital Token in the amount of investment commitment to the investor. If the sum of investment commitments is equal to or exceeds the Target Offering Amount on or before the Subscription Close Date, the Company or its transfer agent will issue Cryptographic Digital Token as equity in the amount of investment commitment to each investor prior to the release of escrowed funds to the Company.

6. Investors include all accredited and non-accredited investors (investing under Section 4(a)(6) of the Securities Act and SEC Regulation CF) viewing or investing in the Offering on the Akemona Platform.

7. As used herein, "Investor Confidential Information" shall include the participating investor or potential participating investor's Personally Identifiable Information (PII) including contact information to which Akemona has access in connection with the Offering and which Akemona has shared with the Company. The Company agrees that it will hold such Investor Confidential Information in strictest confidence and secure and protect it in a

manner consistent with its own procedures for the protection of its own confidential information and to take appropriate action by instruction or agreement with its employees who are permitted access to the Investor Confidential Information to satisfy its obligations hereunder. The Company shall use all commercially reasonable efforts to prevent any unauthorized use, copying or disclosure of the Investor Confidential Information or any portions thereof.

8. The Company shall pay to Akemona a non-refundable application processing fee ("Application Processing Fee") of $5,000 to cover the cost of Form C preparation and support. The Company shall pay the Application Processing Fee upon execution of the Agreement. The Company shall pay Akemona an additional non-refundable listing fee ("Listing Fee") of $5,000 for listing the Offering on the Akemona Platform. In addition, upon each close of the Offering, the Company shall pay a subscription fee ("Subscription Fee") equal to 5% of the funds raised from the sale of Securities. There will be no refund if the offering is canceled or if the offering is not completed.

9. The Company shall reimburse Akemona for the costs it incurs for SEC fee, KYC/AML, background check, payment processing, escrow, custody, lien filing, Ethereum or Polygon transaction processing, stablecoin conversion, custom programming, and legal fees (the "Expenses"). Akemona will provide estimates of such costs to the Company. Akemona will not incur any such costs without seeking prior approval from the Company.

10. If there is a material change in the terms of the Offering, requiring filing of an amendment to Form C and reconfirmation of investments from the investors, Akemona will charge $1,500 per filing of amendment to Form C.

11. The initial term of this Agreement shall be one-hundred eighty (180) days following the date on which Akemona completes its reasonable review, or two hundred seventy (270) days from the date of this Agreement, whichever is earlier (the "Initial Term"). The Initial Term shall automatically renew for successive thirty (30) day periods (each a "Renewal Term", and together with the Initial Term, the "Term") will automatically terminate three hundred sixty (360) days from the date of this Agreement (the "Termination Date"). This Agreement may be terminated by either party prior to the Termination Date by providing at least seven (7) days prior written notice ("Early Termination"). In the event the Company provides notice of Early Termination, or the Offering Start Date does not occur prior to the end of the Initial Term or the Company decides to cancel the Offering, the Company authorizes Akemona to charge the Company the Expenses. The Expenses shall not be charged if the Company does not receive Akemona's approval for listing.

12. The Company represents, warrants, and covenants to Akemona that:

(i) The Company is duly organized and validly existing under the laws of the jurisdiction of its formation and (i) has the power and authority to conduct its business and activities, and (ii) is lawfully qualified and is in good standing to do business in each jurisdiction in which it conducts business, except where the failure to be so qualified or in good standing would not have a material adverse effect on the business.

(ii) The securities sold to Investors in the Offering are on the same terms as those sold to other investors in the Offering and the Company is not conducting any other offering of securities on another funding portal under SEC Regulation CF.

(iii) The completed Form C and any offering materials provided by the Company or posted to the Akemona Platform will not contain any misstatement of a material fact or omission of any material fact necessary to make the statements therein misleading. The Company shall promptly notify Akemona if it discovers any such misstatement or inconsistency, or the omission of a material fact, in the Offering Materials. In addition, the Company shall supply backup verification for any material fact or claim made, as reasonably requested by Akemona.

(iv) The Company shall not accept investments in the Offering by Investors unless such investments occur through the Akemona Platform and the applicable investment funds are routed through the escrow account established by the Company and Akemona under SEC Regulation CF.

(v) The Company shall cooperate with all reasonable review efforts by Akemona and satisfy all reasonable review requests (including those by Akemona's vendor partners) in a timely manner.

(vi) Following Closing of the Offering, and until the date at which the Company has repaid its obligations issued in the Offering in full, the Company shall provide quarterly updates, within 30 days following the close of each quarter, to Akemona and to all Investors who purchased Securities in the Offering. Such updates shall include at least the following information: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) notable press and news. Posting of quarterly updates on the Akemona Platform shall meet the requirement of provision of quarterly updates to all Investors. This clause will survive termination of the Agreement.

(vii) The Company shall use reasonable efforts (in compliance with SEC Regulation CF) to include a prominent reference to raising capital utilizing the Akemona Platform in all press releases regarding its Closing of the Offering. Akemona shall have the right to reference the Offering and its role in connection therewith in marketing materials, on its website and in the press.

(viii) Neither the Company nor any of its officers, directors, employees, agents or beneficial owners of 20% or more of the Company's outstanding voting equity securities is or has been (a) indicted for or convicted of any felony or any securities or investment related offense of any kind, (b) enjoined, barred, suspended, censured, sanctioned or otherwise restricted with respect to any securities or investment-related business or undertaking, (c) the subject or target of any securities or investment-related investigation by any regulatory authority, (d) subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act of 1933 (the "Securities Act").

(ix) The Company has not taken, and will not take any action to cause the Offering to fail to be entitled to rely upon the exemption from registration afforded by Section 4(a)(6) of the Securities Act and SEC Regulation CF. The Company agrees to comply with the applicable provisions of the Securities Act and any requirements thereunder. The Company agrees that any representations and warranties made by it to any investor in the Offering shall be deemed also to be made to Akemona for its benefit.

13. The Company agrees that, except in the case of gross negligence, fraud or willful misconduct by Akemona and its directors, officers and employees, it will indemnify and hold harmless Akemona and its directors, officers, employees for any loss, claim, damage, expense or liability incurred by the other (including reasonable attorneys' fees and expenses in investigating, defending against or appearing as a third-party witness in connection with any action or proceeding) in any claim arising out of a material breach (or alleged breach) by it of any provision of this Agreement, as a result of any potential violation of any law or regulation, or in any third-party claim arising out of any investment or potential investment in the Offering.

14. The Company hereby agrees that if it breaches any portion of this Agreement, (a) Akemona and any applicable third-party beneficiary (each, a "Damaged Party") would suffer irreparable harm; (b) it would be difficult to determine damages, and money damages alone would be an inadequate remedy for the injuries suffered by the applicable Damaged Party; and (c) if a Damaged Party seeks injunctive relief to enforce this

Agreement, the Company will waive and will not (i) assert any defense that the Damaged Party has an adequate remedy at law with respect to the breach, (ii) require that the Damaged Party submit proof of the economic value of any losses, or (iii) require the Damaged Party to post a bond or any other security. Accordingly, in addition to any other remedies and damages available, the Company acknowledges and agrees that each Damaged Party may immediately seek enforcement of this Agreement by means of specific performance or injunction, without any requirement to post a bond or other security. Nothing contained in this Agreement shall limit the Damaged Party's right to any other remedies at law or in equity. In any litigation, arbitration, or other proceeding by which one party either seeks to enforce its rights under this Agreement (whether in contract, tort, or both) or seeks a declaration of any rights or obligations under this Agreement, the prevailing party shall be awarded its reasonable attorney fees, and costs and expenses incurred. All rights and remedies herein shall be in addition to all other rights and remedies available at law or in equity, including, without limitation, specific performance against the Company for the enforcement of this Agreement, and temporary and permanent injunctive relief.

15. THE LIABILITY OF AKEMONA, WHETHER BASED ON AN ACTION OR CLAIM IN CONTRACT, EQUITY, NEGLIGENCE, TORT, OR OTHERWISE FOR ALL EVENTS, ACTS, OR OMISSIONS RELATED TO THIS AGREEMENT SHALL NOT EXCEED THE FEES PAID OR PAYABLE TO AKEMONA, UNDER THIS AGREEMENT, EXCEPT IN THE EVENT OF FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT ON THE PART OF AKEMONA.

16. Force Majeure. In the event that Akemona is prevented from performing, or is unable to perform, any of its obligations under the Agreement due to any cause beyond its reasonable control, Akemona's performance will be excused and the time for performance will be extended for the period of delay or inability to perform due to such occurrence; provided, that Akemona: (a) provides prompt notice of the nature and expected duration of the event to the Company, (b) uses commercially reasonable efforts to address and mitigate the cause and effect of such event, (c) provides periodic notice of relevant developments, and (d) provides prompt notice of the end of such event.

17. This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware and the federal laws of the United States of America. Akemona and the Company hereby consent and submit to the jurisdiction and forum of the state and federal courts in Delaware in all questions and controversies arising out of this Agreement. Aside from otherwise previously mentioned above, in any arbitration, litigation, or other

proceeding by which one party either seeks to enforce this Agreement or seeks a declaration of any rights or obligations under this Agreement, the non-prevailing party shall pay the prevailing party's costs and expenses, including but not limited to, reasonable attorneys' fees. The failure of either party at any time to require performance by the other party of any provision of this Agreement shall in no way affect that party's right to enforce such provisions, nor shall the waiver by either party of any breach of any provision of this Agreement be taken or held to be a waiver of any further breach of the same provision.

18. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement. If any clause, or portion of a clause, in this Agreement is considered invalid or unenforceable under the rule of law, it shall be regarded as removed from this Agreement to the extent of its unenforceability or invalidity while the remainder of this Agreement shall continue to be in full effect. The Parties agree that a facsimile signature may substitute for and have the same legal effect as the original signature. This Agreement and its attached exhibits constitute the entire agreement between the Parties.

IN WITNESS WHEREOF, the Company and Akemona have caused their names to be signed hereto by their duly authorized officers, all as of the date first written above.

Company: Wolfer Finance, Inc.
Signature: DocuSigned by: Drew Wolfer 4E2FA7F7614343D...
Name: Drew Wolfer
Title: CEO
Address: 1207 Delaware Ave, Suite 1536
Wilmington, DE, 19806
4/3/2024

Akemona, Inc.
Signature: DocuSigned by: Ravi Srivastava 91D031B77C41423...
Name: Ravi Srivastava
Title: CEO
Address:
2207 Ardemore Dr, Fullerton,
CA 92833
4/3/2024